Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Sweeney, John K.	2. Issuer Name and Ticker or Trading Symbol Imperial Sugar Company (IPSU)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) P.O. Box 9	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year 02/28/2003
(Street) Sugar Land, TX 77487		5. If Amendment, Date of Original (Month/Day/Year) 03/10/2003	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee/Director Stock Option	5.575	02/28/2003		A		5,000		02/28/2003 (1)	02/28/2013	Common	5,000	5.575	5,000	I	(2)
Explanation of Responses:

(1) The options become exercisable in four equal annual installments beginning on February 28, 2003.

(2) This form is a joint filing with Lehman Brothers Holdings Inc. ("LBHI") and Lehman Brothers Inc. ("LBI"), a wholly-owned subsidiary of LBHI. Mr. Sweeney is a Managing Director of LBI. Under the terms of Mr. Sweeney's employment with LBI, LBI is the beneficial owner of the options granted to Mr. Sweeney reported herein. LBHI may be deemed to be the beneficial owner of the options reported herein. Mr. Sweeney disclaims beneficial ownership of the options reported herein.

JOINT FILER INFORMATION

Title of Security: Employee/Director Stock Option

Issuer & Ticker Symbol: Imperial Sugar Company (IPSU)

Designated Filer: John K. Sweeney

Other Joint Filer(s):

Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

Date of Event
Requiring Statement: February 28, 2003

Signature on behalf
of Other Joint Filer(s):

/s/ Oliver Budde
Oliver Budde
Vice President

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ John K. Sweeney **Signature of Reporting Person	03/11/2003 Date
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